Exhibit 99.1

Silver Elephant Completes 940m Drilling Program

at the Pero Target within Pulacayo Project, Assays Pending

Vancouver, British Columbia, January 21, 2021 – Silver Elephant Mining Corp. (“Silver Elephant” or “the Company”) (TSX:ELEF, OTCQX:SILEF, Frankfurt:1P2N) has completed a 940 meter diamond drilling program at the Pero target within its Pulacayo Project in Bolivia.

Pero is located at the southeastern extension of the Pulacayo deposit which hosts an estimated NI43-101 Mineral Resource Estimate showing an Indicated resource of 70Moz Ag, 904Mlbs Zn, 386Mlbs Pb (see Company’s press release dated October 13th, 2020).

Previous diamond drilling at the east extension of the Pulacayo deposit was directly along the main east-west trend of the main Tajo Vein system. The drill results showed increasingly erratic and narrowing mineralization along the eastward trend. However, geological mapping and surface sampling completed in late-2020 identified an area of silver bearing surface mineralization of up to 200 g/t silver several hundreds of meters south of the projected east-west Tajo Vein system trend, suggesting that the Tajo Vein system was offset southward in this portion of the system where strong alteration can be observed at surface covering 250 meters by 100 meters wide. This reinterpreted surface projection of the Tajo Vein system coincides with some historic Spanish workings in that area of property that date back to the 16th Century. Highlights of assay results from recent surface samples at Pero are tabulated below:

Sample ID	Type	Azimuth	Width (m)	Ag (g/t)	Zn%	Pb%
1313	Chip	210	3	200	0.1	0.1
1314	Chip	195	1.2	200	0.1	0.01
1295	Chip	340	3	164	0.0164	0.0164
1297	Chip	320	1.4	132	0.0132	0.0132
1315	Chip	200	2.9	100	0.01	0.01
1301	Chip	240	4	72	0.0072	0.0072
1303	Chip	200	6.4	67	0.0067	0.0067
1323	Chip	20	4	50	0.005	0.005
1304	Chip	150	3.7	46	0.0046	0.0046

The program of 4 holes totaling 940m at Pero commenced prior to the Christmas holidays, has just been completed. Drill assay results are expected shortly.

Visit www.silverelef.com for Pero maps.

Qualified Person

The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP Exploration. Mr. Oosterman is not independent of the Company in that he is employed by it. Mr. Oosterman is a qualified person (“QP”) as defined by the guidelines in NI 43-101.

Quality Assurance and Quality Control

Silver Elephant adopts industry-recognized best practices in its implementation of QA/QC methods. Rock chip samples average between 4 and 6 kg. Samples are shipped to ALS Global Laboratories in Ururo, Bolivia for preparation and then shipped to ALS Global laboratories in Lima, Peru for analysis. Samples are analyzed using Intermediate Level Four Acid Digestion. Silver overlimits (“ore grade”) are analyzed using fire assay with a gravimetric finish. The ALS Laboratories sample management system meets all the requirements of International Standards ISO/IEC 17025:2017 and ISO 9001:2015. All ALS geochemical hub laboratories are accredited to ISO/IEC 17025:2017 for specific analytical procedures. A geochemical standard control samples are inserted into the sample stream. The laboratory also includes duplicates of samples, standards and blanks for additional QA/QC. Check assays are reviewed prior to the release of data. Assays are also reviewed for their geological context and checked against field descriptions.

About Silver Elephant

Silver Elephant Mining Corp. is a premier mining and exploration company of energy metals.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

“John Lee”

Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:

+1.604.569.3661 ext. 101
ir@silverelef.com www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Company’s future growth, results of operations, performance, and business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. The Company undertakes no obligation to publicly release any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.